Exhibit 99.62

FIRST CREDIT AMENDING AGREEMENT TO SECOND ARCA

THIS FIRST CREDIT AMENDING AGREEMENT TO SECOND ARCA (the “Amending Agreement”) dated as of June 11, 2020 is entered into by and among CI Financial Corp., as borrower (the “Borrower”), The Toronto-Dominion Bank, as administrative agent (the “Agent”), and The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce, as lenders and as co-lead arrangers and joint bookrunners (the “Lenders”).

RECITALS:

A.	The Borrower, the Agent and the Lenders are parties to a second amended and restated credit agreement dated as of October 3, 2018 (as it may be amended, supplemented, restated, changed or replaced from time to time, together, the “Credit Agreement”);

B.	The Borrower has requested that the Lenders and the Agent amend a certain provision of the Credit Agreement; and

C.	The Lenders and the Agent have agreed to amend Section 4.2(d) of the Credit Agreement pursuant to the terms and conditions set out in this Amending Agreement.

NOW THEREFORE, in consideration of the premises herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.	Defined Terms. Unless otherwise defined herein, capitalized terms used herein which are defined in the Credit Agreement are used herein as therein defined.

2.	Amendments. Upon satisfaction of the conditions precedent set out in Section 3 below, the Credit Agreement is amended as follows:

(i)	The amount of $15,000,000 provided for in the last line of Section 4.2(d) of the Credit Agreement is amended to $25,000,000.

3.	Conditions Precedent. The effectiveness of the foregoing amendment is subject to the conditions precedent set out below being met to the satisfaction of the Lenders and the Agent in their sole and absolute discretion:

(i)	this Amending Agreement shall have been duly executed and delivered by the Borrower, the Lenders and the Agent;

(ii)	the Lenders and the Agent shall have received such opinions and certificates as they may reasonably require;

(iii)	the Borrower has paid or reimbursed the Lenders and the Agent for all of their out-of-pocket costs and expenses incurred in connection with the Credit Agreement and this Amending Agreement, including, without limitation, the fees and disbursements of counsel to the Agent; and

(iv)       no Default has occurred and is continuing.

First Credit Amending Agreement to Second ARCA

Any of the foregoing conditions precedent may be waived by the Agent and the Lenders in their sole and absolute discretion, in whole or in part, and with or without terms or conditions.

4.	Nature of Amendments and Defined Terms. It is acknowledged and agreed that the terms of this Amending Agreement are in addition to and, unless specifically provided for, shall not limit, restrict, modify, amend or release any of the understandings, agreements or covenants as set out in the Credit Agreement.

5.	Effectiveness. This Amending Agreement shall become effective on the date on which this Amending Agreement shall have been duly executed and delivered by the parties hereto.

6.	Representations and Warranties. The Borrower hereby represents and warrants that each of covenants, the representations and warranties made by the Borrower in or pursuant to the Credit Agreement or any other document, agreement, certificate or instrument executed in favour of the Lenders and the Agent pursuant to the Credit Agreement shall be, after giving effect to this Amending Agreement, true and correct in all material respects as if made on and as of the date hereof.

7.	Continuing Effect of Credit Agreement. This Amending Agreement shall not be construed as a waiver or consent to any further or future action on the part of the Borrower that would require a waiver or consent of the Lenders or the Agent. Except as provided hereby, the provisions of the Credit Agreement are and shall remain in full force and effect.

8.	No Novation. Nothing in this Amending Agreement, nor in the Credit Agreement when read together with this Amending Agreement, shall constitute novation, payment, readvance, or otherwise of any existing Indebtedness of the Borrower.

9.	Counterparts. This Amending Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original agreement and all of which shall constitute one agreement. All counterparts shall be construed together and shall constitute one and the same agreement. This Amending Agreement, to the extent signed and delivered by means of electronic transmission (including, without limitation, facsimile and Internet transmissions), shall be treated in all manner and respects as an original agreement and should be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

10.	Governing Law. This Amending Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the province of Ontario and the laws of Canada applicable therein.

11.	Expenses. The Borrower agrees to pay or reimburse the Lenders and the Agent for all of their reasonable out-of-pocket costs and expenses incurred in connection with the preparation, negotiation and execution of this Amending Agreement, including, without limitation, the reasonable fees and disbursements of counsel to the Agent and the Lenders.

12.	Successors and Assigns. This Amending Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors and administrators and permitted successors and assigns.

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First Credit Amending Agreement to Second ARCA

IN WITNESS WHEREOF, the parties hereto have caused this Amending Agreement to be executed and delivered as of the date first written above.

CI FINANCIAL CORP.
Per:

/s/ Doug Jamieson
Name:	Doug Jamieson
Title:	EVP Finance and CFO

/s/ Darie Urbanky
Name:	Darie Urbanky
Title:	President and COO

We have authority to bind the Corporation.

THE TORONTO-DOMINION BANK, in its capacity
as administrative agent for the Lenders
Per:

Name:
Title:

Name:
Title:

We have authority to bind the Agent.

THE TORONTO-DOMINION BANK, as a Lender
Per:

Name:
Title:

Name:
Title:

We have authority to bind the Bank.

First Credit Amending Agreement to Second ARCA

Internal

IN WITNESS WHEREOF, the parties hereto have caused this Amending Agreement to be executed and delivered as of the date first written above.

CI FINANCIAL CORP.
Per:

Name:
Title:

Name:
Title:

We have authority to bind the Corporation.

THE TORONTO-DOMINION BANK, in its capacity
as administrative agent for the Lenders
Per:

/s/ Emilia Casado
Name:	Emilia Casado
Title:	Vice President, Loan Syndications - Agency

Name:
Title:

We have authority to bind the Agent.

THE TORONTO-DOMINION BANK, as a Lender
Per:

/s/ Andrea Rudnick
Name:	Andrea Rudnick
Title:	Director, Commercial National Accounts

/s/ Bryce Balcom
Name:	Bryce Balcom
Title:	Manager, Commercial Credit

We have authority to bind the Bank.

First Credit Amending Agreement to Second ARCA

CANADIAN IMPERIAL BANK OF COMMERCE,
as a Lender
Per:

/s/ Viktoriya Gruzytska
Name:	Viktoriya Gruzytska
Title:	Executive Director

/s/ Sushant Pathak
Name:	Sushant Pathak
Title:	Director

We have authority to bind the Bank.

First Credit Amending Agreement to Second ARCA

NATIONAL BANK OF CANADA, as Lender
Per:

/s/ Gavin Virgo
Name:	Gavin Virgo
Title:	Director

/s/ David Torrey
Name:	David Torrey
Title:	Managing Director

We have authority to bind the Bank.

First Credit Amending Agreement to Second ARCA